April 15, 2010

Via EDGAR

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Worldwide Energy & Manufacturing USA, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed February 12, 2010 File No. 333-164900

Dear Ms. Long:

We have reviewed the comments contained in your letter dated March 26, 2009 and submit the following responses.

Selling Stockholders, page 39

1.	As previously requested, the selling shareholder table should be expanded to show the aggregate total amount of securities being offered pursuant to this prospectus.

Response:

The Company has revised the selling shareholder table in accordance with Comment 1.

Exhibit 5—Legal Opinion

2.
As previously requested, counsel’s opinion should opine that the shares already outstanding that are being registered for resale are already legally issued, fully paid and non-assessable.  In addition counsel’s opinion should opine that the shares issuable upon exercise of the warrants, when issued in accordance with the terms of the warrants will be legally issued, fully paid and non-assessable.  Please revised the opinion accordingly.

Response:

Counsel has revised its Legal Opinion in accordance with the Commission’s comment #2.

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We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me or Tara Guarneri-Ferrara at (212) 930-9700.

Very truly yours,

By:	/s/ Darrin M. Ocasio
Darrin M. Ocasio

cc: Mr. Jimmy Wang
Worldwide Energy & Manufacturing USA, Inc.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com